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                                               FILED BY PHARMACIA & UPJOHN, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

                                       SUBJECT COMPANY: PHARMACIA & UPJOHN, INC.
                                                   COMMISSION FILE NO. 001-11557

On March 28, 2000, Pharmacia & Upjohn, Inc., a Delaware corporation ("Pharmacia & Upjohn") and Monsanto Company, a Delaware corporation, ("Monsanto"), jointly issued the following press release:

                         PHARMACIA CORPORATION TO BEGIN
                        TRADING AS SOON AS APRIL 3, 2000

         ST. LOUIS AND PEAPACK, N.J. (MARCH 28, 2000) - Monsanto Company (NYSE:
MTC) and Pharmacia & Upjohn (NYSE: PNU) today confirmed that they expect their proposed merger to be completed on or before April 1, 2000, and that the first day of trading of Pharmacia Corporation will be as soon as April 3, 2000.

         Shareholders of Monsanto and Pharmacia & Upjohn approved the merger at separate shareholder meetings on March 23, 2000. The companies are now awaiting final clearance of the merger by officials of the European Union.

         Pharmacia Corporation will have one of the strongest sales forces in the global pharmaceutical industry, an expansive product portfolio, a robust new product pipeline, and an annual pharmaceutical R&D budget of more than $2 billion. Pharmacia Corporation also will have one of the world's leading fully integrated agricultural businesses.

         Pharmacia Corporation's corporate and pharmaceutical business headquarters will be in Peapack, N.J. The agricultural business headquarters will be in St. Louis and will retain the Monsanto name.

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PHARMACIA & UPJOHN MEDIA CONTACT:             MONSANTO COMPANY MEDIA CONTACT:
Paul Fitzhenry (908) 901-8770                 Scarlett Lee Foster (314) 694-2883

PHARMACIA & UPJOHN ANALYST CONTACT:           MONSANTO COMPANY ANALYST CONTACT:
Craig Tooman (908) 901-8853                   Ann Gualtieri (847) 581-6280

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Monsanto and Pharmacia & Upjohn have filed a definitive joint proxy statement/prospectus and other relevant documents concerning the merger with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Website, www.sec.gov.

In addition, the Form 10-K and other documents filed with the SEC by Monsanto will be available free of charge from the Secretary of Monsanto at 800 North Lindbergh Blvd., St. Louis, Missouri 63167, Telephone (314) 694-3155. The Form 10-K and other documents filed with the SEC by Pharmacia & Upjohn will be available free of charge from the Corporate Secretary of Pharmacia & Upjohn, 100 Route 206 North, Peapack, NJ 07977, Telephone (888) 768-5501. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.